SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN AUGUST 19, 2004 AND SEPTEMBER 28, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 RESULT OF ANNUAL GENERAL MEETING
EX-1.2 PRESS RELEASE DATED AUGUST 19,2004
EX-1.3 PRESS RELEASE DATED SEPT 6,2004
EX-1.4 PRESS RELEASE DATED SEPT 7,2004
EX-1.5 PRESS RELEASE DATED SEPT 7,2004
EX-1.6 PRESS RELEASE DATED SEPT 9,2004
EX-1.7 PRESS RELEASE DATED SEPT 21,2004
EX-1.8 PRESS RELEASE DATED SEPT 22,2004

EXHIBITS

Exhibit	Description
1.1	Result of Annual General Meeting 2004

1.2	Press Release dated August 19, 2004 Gambro Renal Products Upgrades to Pivotal 5.1

1.3	Press Release dated September 6, 2004 chinadotcom to Present at Kaufman Bros. Seventh Annual Communications, Media & Technology Conference on September 8 in New York City

1.4	Press Release dated September 7, 2004 chinadotcom’s Subsidiary Announces Further Progress with its Investment in 17game in China

1.5	Press Release dated September 7, 2004 Ross Systems Joins Top Private Label Industry Association

1.6	Press Release dated September 9, 2004 New Zealand Milk Selects Pivotal as its Global CRM Standard

1.7	Press Release dated September 21, 2004 PEZ Candy Signs Sweet Deal with Enterprise Solutions from Ross Systems

1.8	Press Release dated September 22, 2004 Standard Pacific Homes Selects Pivotal Homebuilder

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2004

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan Steven Chan General Counsel

EXHIBIT INDEX

Exhibit	Description
1.1	Result of Annual General Meeting 2004

1.2	Press Release dated August 19, 2004 Gambro Renal Products Upgrades to Pivotal 5.1

1.3	Press Release dated September 6, 2004 chinadotcom to Present at Kaufman Bros. Seventh Annual Communications, Media & Technology Conference on September 8 in New York City

1.4	Press Release dated September 7, 2004 chinadotcom’s Subsidiary Announces Further Progress with its Investment in 17game in China

1.5	Press Release dated September 7, 2004 Ross Systems Joins Top Private Label Industry Association

1.6	Press Release dated September 9, 2004 New Zealand Milk Selects Pivotal as its Global CRM Standard

1.7	Press Release dated September 21, 2004 PEZ Candy Signs Sweet Deal with Enterprise Solutions from Ross Systems

1.8	Press Release dated September 22, 2004 Standard Pacific Homes Selects Pivotal Homebuilder